November 13, 2023

VIA EDGAR and E-MAIL

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mark Cowan, Esq.

Senior Counsel

Division of Investment Management –

Disclosure Review and Accounting Office

Re:    Midland National Life Insurance Company

Post-Effective Amendment No. 4 to the Registration Statement on Form S-1

File No. 333-255059

Dear Mr. Cowan:

This letter, which we have filed as Correspondence, responds to the comments you conveyed to Dodie Kent and Timothy Graves on October 20, 2023 with regard to the above-referenced Post-Effective Amendment No. 3 to the Registration Statement on Form S-1. Along with this letter, we have included revised prospectus pages reflecting the Company’s revisions in response to the Staff’s comments. A courtesy blackline reflecting the changes will be provided to the Staff. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response.

The Contracts are registered on both Form S-1 (File No. 333-255059) and Form N-4 (File Nos. 333-255058; 811-07772) and share a single Form S-1/N-4 combined prospectus. Concurrently with this letter, the Company has filed Post-Effective Amendment No 4 to the Registration Statement on Form S-1, which reflects all disclosure changes made in response to Staff comments and any previously missing information, including financial statements and exhibits. The Company has also filed an acceleration request in which it seeks effectiveness of Post-Effective Amendment No. 4 to the Registration Statement on Form S-1 no later than November 13, 2023. Pursuant to discussions with the Staff, the Company will file Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 under Rule 485(b), which prospectus will be identical to Post-Effective Amendment No. 4 to the Registration Statement on Form S-1. The Company notes that it is seeking to go effective using 2Q unaudited stub financials, which is permitted until November 13, 2023.

Cover Page

1.	Comment: In the first sentence, please revise the parenthetical to refer to the Contract in singular form, rather than plural.

Response:     We have done so.

2.

Comment: Please add the following disclosure to the cover page: “This Contract may not be appropriate for you if you intend to invest solely in the index-linked Cycle Investments and intend or need to make withdrawals prior to the Cycle End Dates.”

Response:     We have done so.

Risks of Investing in the Cycle Investments

3.

Comment: Under “Cap Rates and Participation Rates” on page 16 and the similar disclosure on page 24 discussing bailout rights, please disclose that, in addition to surrender charges, withdrawals and surrenders may be subject to taxes, including a 10% federal penalty tax before age 59 1⁄2.

Response:     We have done so.

The Cycle Investment Options

4.

Comment: Under “Features of a Cycle Investment” on pages 22-23, please disclose Floor Rate and Buffer Rate guarantees that would apply to new Cycle Investments that would be offered in the future. Likewise, please disclose Cap Rate and Participation Rate guarantees that would apply to new Cycle Investments offered in the future. It is not sufficient to disclose guaranteed minimum rates for the current Cycle Investments only.

Response:    We have done so.

5.	Comment: Please confirm all figures throughout the examples of Cycle Investment Unit Value calculations on pages 26-33 are accurate, including the assumptions preceding each example.

Response:    We have done so.

Very truly yours,

/s/ Dodie C. Kent

Partner

Eversheds Sutherland (US) LLP

cc:    Brett Agnew

Timothy Graves